Filed by Vacasa, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TPG Pace Solutions Corp.

Commission File No.: 001-40319

We have put together the following FAQS to answer your questions regarding Vacasa's intent to go public.

Q: Why is Vacasa going public now?

Since our founding in 2009, our focus has been to deliver exceptional service to our homeowners and guests. As our industry has grown and professionally managed vacation rentals continue to become the preferred accommodation type for consumers, it has opened up opportunities for us to participate in the public markets.

Q: Who is TPG Pace Solutions?

A: TPG Pace Solutions Corp. is a special purpose acquisition company (SPAC) formed by TPG Pace Group for the purpose of entering into a merger, stock purchase or similar business combination with one or more businesses. The company’s strategy is to identify and acquire businesses that are better suited to generate strong returns in a public market environment while benefiting from TPG’s operational expertise.

Q: Why did Vacasa choose TPG Pace Solutions as its SPAC partner?

A: The TPG Pace Solutions team has over 50 years of combined experience scaling internet businesses, and extensive experience in the online travel and vacation rentals markets. This transaction will allow us to accelerate investment in our platform and widen our position as the category leader.

Q: How will this transaction change the composition of Vacasa’s Board of Directors ?

A: Karl Peterson, non-executive chairman and director of TPG Pace Solutions, and managing partner of TPG Pace Group, is expected to be part of Vacasa’s board of directors once we become a publicly traded company.

Q: Will this merger change my employment status?

A: No, partnering with TPG Pace Solutions will not impact your employment with Vacasa.

Q: What is Vacasa’s ticker symbol?

A: We have selected VCSA as our ticker symbol. We are still determining which exchange (NYSE or NASDAQ) Vacasa will be traded on.

Q: How long will it take for us to become a publicly traded company?

A: We are expecting that Vacasa will be a publicly traded company at some point this fall and we will keep you apprised as things develop.

Q: What will happen to my unit appreciation rights (UARs) when we go public?

A: For those of you who have been awarded UARs, you will receive an email next week from Lisa Jurinka, our chief legal officer, with more information.

Q: What will happen to my TurnKey stock options when we go public?

A: For those of you who hold TurnKey stock options, you will receive an email next week from Lisa Jurinka, our chief legal officer, with more information.

Q: Will there be an employee stock purchase program?

A: We anticipate there will be an employee stock purchase program and details will be shared later this summer closer to our public debut.

At this time, as an employee, you are restricted from purchasing stock in our SPAC partner, TPG Pace Solutions Corp. If you have any questions about these trading restrictions, please contact Lisa Jurinka at lisa.jurinka@vacasa.com.

Q: Can homeowners participate in equity investments before we start trading?

A: At this time, Vacasa does not offer any programs for participation by homeowners in equity investments in the company.

Q: Can I share this news on social media?

At this time we would prefer you did not discuss this news on social media. There are legal rules around permissible communications during this process, so we ask that you not generally comment on the transaction on any social media channels.

If you would like to engage on social media, please “like” Vacasa’s official post, which will be shared on LinkedIn and Twitter.

Vacasa’s Post:

We are excited to announce that @Vacasa, North America’s leading vacation rental management platform, will make its public debut this fall. We’ve partnered with TPG Pace Solutions Corp., to fuel our next phase of growth and innovative technology—bringing vacation rental solutions to homeowners and guests around the globe.

Q: What do I do if I am contacted by a member of the media about this transaction?

A: Please follow our media gateway policy, and direct all inquiries to PR@vacasa.com.

Additional Information and Where to Find It

A full description of the terms of the proposed business combination will be provided in a registration statement on Form S-4 to be filed with the SEC by Vacasa, Inc. (“NewCo”) that will include a proxy statement for the shareholders of TPG Pace Solutions that also constitutes a prospectus of NewCo. TPG Pace Solutions urges investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about TPG Pace Solutions, Vacasa, NewCo and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of TPG Pace Solutions as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: TPG Pace Solutions, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

TPG Pace Solutions, NewCo, Vacasa and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPG Pace Solutions in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Solutions’ executive officers and directors in the solicitation by reading TPG Pace Solutions’ initial public offering prospectus, which was filed with the SEC on April 9, 2021 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

Forward-Looking Statements

Certain statements made in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from TPG Pace Solutions’ or Vacasa’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the business combination between TPG Pace Solutions and Vacasa (the “Business Combination Agreement”); (ii) the ability of the combined company to meet listing standards following the transaction and in connection with the consummation thereof; (iii) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of TPG or other reasons; (iv) the failure to meet the minimum cash requirements of the Business Combination Agreement due to TPG Pace Solutions shareholders redemptions and one or more defaults by the investors in the private placement, and failing to obtain replacement financing; (v) costs related to the proposed transaction; (vi) changes in applicable laws or regulations; (vii) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability; (viii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (ix) the continuing or new effects of the COVID-19 pandemic on TPG Pace Solutions and Vacasa and their ability to consummate the transaction; and (x) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with SEC by TPG Pace Solutions.

Additional information concerning these and other factors that may impact TPG Pace Solutions’ expectations and projections can be found in TPG Pace Solutions’ periodic filings with the SEC, and in the preliminary and definitive proxy statements to be filed by TPG with the SEC regarding the transaction when available. TPG Pace Solutions’ SEC filings are available publicly on the SEC's website at www.sec.gov.

The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TPG Pace Solutions nor Vacasa undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release also does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Securities Act of 1933, as amended, or an exemption therefrom.

No Assurances

There can be no assurance that the transactions described herein will be completed, nor can there be any assurance, if such transactions are completed, that the potential benefits of combining the companies will be realized. The description of the transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transactions, copies of which will be filed by TPG with the SEC as an exhibit to a Current Report on Form 8-K.